Mail Stop 4561
Via Fax (650) 385-5500

November 3, 2009

Earl E. Fry
Chief Financial Officer
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

> **Re: Informatica Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 6, 2009**
> **Forms 8-K filed on January 29, 2009, April 23, 2009, and**
> **July 23, 2009**
> **File No. 000-50784**

Dear Mr. Fry:

        We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.   Your discussion of revenue fluctuations within your results of operations does not appear to quantify all sources of material changes. For example, but without

limitation, you state that the increase in license revenues in 2008 from 2007 was primarily due to an increase in the volume of transactions, partially offset by a decrease in the average size of the transactions. In addition, you state that services revenues increased 20% due to 23% growth in maintenance revenues, primarily attributable to the increased size of your installed customer base. Rather than simply using the term "primarily" in describing changes, tell us how you considered quantifying the amount of the financial result or change that is attributable to the primary source you identify pursuant to the guidance provided in Section III.D of SEC Release No. 33-6835. In addition, tell us how you considered disclosing, as you have in your earnings releases, the number of repeat and new customers, and their respective impact on your results of operations. Please note that this comment also applies to your filings on Form 10-Q.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

2. We note that you establish vendor-specific objective evidence ("VSOE") for undelivered elements based on the price charged when those elements are sold separately. Please update us as to the current process you use to evaluate the various factors that affect how you establish VSOE in your arrangements for post-contract services and other services, including level of support offered (i.e. gold and silver), customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. In your response, please tell us the volume of stand alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment.

3. Additionally, we note that your reseller and distributor agreements do not contain product return rights. Please clarify and tell us how you considered disclosing why you recognize revenue from your resellers and distributors on a sell-through basis.

Note 13. Income Taxes, page 73

4. We note that your valuation allowance for deferred tax assets was attributable to the tax benefits of stock option deductions. Given your historical levels of profit before taxes, please describe the positive and negative evidence considered to determine that it is more likely than not these deferred tax assets will not be realized and tell us how you considered clarifying this in your disclosures.

Item 11. Executive Compensation, page 86 (Incorporated by Reference From Definitive
Proxy Statement Filed March 4, 2009)

Executive Officer Compensation

Compensation Discussion and Analysis, page 28

5.   We note that you have included executive compensation information for your principal
        executive officer, principal financial officer, and two additional executive officers.
        Although this is consistent with your Item 10 disclosure, the executive profiles page of
        your website suggests that you may have additional executive officers. See Exchange
        Act Rule 3b-7. In your response letter, please explain why you have not provided
        executive compensation disclosure for a third executive officer. See Item 402(a)(3) of
        Regulation S-K. In addition, please note that the following comments relate to your
        Executive Compensation disclosure for fiscal year 2008 as well as to future filings, as
        applicable.

6.   For ease of reference, and to the extent you use similar disclosure in this section in
        future filings, please use the names of your named executive officers in addition to, or
        instead of, titles.

Components of the Compensation Package and 2008 Evaluation,
Base Salary 2008: Evaluation, page 30

7.   We note your disclosure that salaries may be adjusted based on certain criteria
        including: your recent financial performance, the executive's individual performance,
        the functions performed by the executive officer, the scope of the executive officer's
        on-going duties, and any general changes in the compensation data from benchmark
        companies. We also note that increases were made to all named executive officers'
        salaries effective January 1, 2008. In your response letter, for each named executive
        officer, please disclose the amount of the salary increase and discuss the specific
        reasons for the increase.

Non-Equity Incentive Plan (Cash Incentives) ("Bonus Plan"), page 31

8.   You state that an individual executive may occasionally earn more or less than his or
        her calculated bonus based on factors including individual performance, and any other
        exceptional contributions to your success during the measurement period. In your
        response letter, please confirm, if true, that you have disclosed any such upward or
        downward adjustments.

9.   In your response letter, please provide a more detailed explanation of the individual
        goals element of the cash bonus plan for Mr. Girish Pancha, EVP and General
        Manager, Data Integration.

10.   It appears that you may have included target levels that are non-GAAP financial measures, i.e., operating income adjusted for certain items. In your response letter, please tell us specifically how "operating income" was calculated from your audited financial statements with respect to compensation for fiscal year 2008. See Instruction 5 to Item 402(b) of Regulation S-K.

11.   We also note that you have not disclosed performance targets. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. In addition, if you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

Non-Equity Incentive Plan (Cash Incentives) ("Bonus Plan"): 2008 Evaluation, page 32

12.   In your response letter, please include a more detailed discussion linking performance against corporate and individual targets with the amount of cash bonus actually awarded to each named executive officer.

Equity Based Incentive Plans, page 32

13.   In your response letter, please include a more detailed explanation of how you determined the amount of equity awarded to each named executive officer.

Grants of Plan-Based Awards — 2008 Fiscal Year, page 37

14.   We note that you have not included any disclosure in the "Threshold" column for non-equity incentive plan awards. In your response letter, please explain how you determined this was consistent with Item 402(d)(2)(ii) and Instruction 2 to Item 402(d) of Regulation S-K.

Forms 8-K filed on January 29, 2009, April 23, 2009, and July 23, 2009

15.   We note you began presenting a GAAP to Non-GAAP reconciliation of your Condensed Consolidated Statements of Income in a columnar format beginning in fiscal 2008. We believe this reconciliation may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate

including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. In this regard, the reconciliation of non-GAAP net income and diluted earnings per share that are also presented in your earnings releases would be sufficient to meet the requirements of Regulation G absent of your columnar reconciliations.

16. Also, we note that the majority of the items for which you are adjusting net income appear to be recurring in nature. If you intend to continue presenting these non-GAAP disclosures as a performance measure, you should revise your filing to include all of the disclosures required by Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). For instance, we note that your current disclosures do not include a discussion of (a) the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure or (b) the manner in which management compensates for these limitations. In this regard, we refer you to Exhibit A in your response letter dated January 8, 2008 where you provided this information. Please tell us how you intend to comply with these disclosures requirements in your future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief